LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 18, 2022

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Listed Funds Trust (the “Trust”)
Registration Statement on Form N-14
File No.: 333-261819
Dear Mr. Sutcliffe:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of the Preferred-Plus, a series of Collaborative Investment Series Trust, into the Preferred-Plus ETF, a series of the Trust, and the proposed reorganization of the Dividend Performers, a series of Collaborative Investment Series Trust, into the Dividend Performers ETF, a series of the Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2021.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin, on the 18th day of January, 2022.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary